

January 30, 2009

Mr. David West Griffin
Chief Financial Officer and Director
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 11, 2008**
> **File No. 001-33628**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Cover Page

1. We note that the Commission file number on your cover page is incorrect. The correct file number is 001-33628. Please correct this in your future filings and related correspondence.

Business, page 1

2.   Explain what you mean by "value-added organic drilling." It should be clear to the reader why you believe that this enhances your acquisitions.

3.   You indicate in the fourth paragraph that you "sought to maintain" your production at South Timablier. This suggests that there may be a difficulty in doing so. Please explain. Also, it is not clear from the disclosure on page 13 whether you are the operator of that property. Please clarify and, if you are not the operator, explain how you are in a positions to control the production at that location.

Marketing and Customers, page 2

4.   We note that Shell Trading Company accounted for 62% of your total oil and gas revenues in fiscal year 2008. Please file all material contracts with Shell Trading Company as exhibits to your Form 10-K or tell us why you do not believe it is appropriate to do so.

5.   Clarify the percentage of your production that is from fields that you operate.

Southwest Speaks Field, page 14

6.   Indicate your interest in this field and whether you are the operator.

Reserves, page 17

7.   We note your disclosure of PV-10 in the table presented at the top of page 18. PV-10 is a non-GAAP financial measure and therefore, should be accompanied by all disclosure required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable GAAP measure, which is the standardized measure of future net discounted cash flows, as set forth in paragraph 30 of SFAS 69. Please revise your disclosures accordingly.

Capital Resources, page 32

8.   You have disclosed your calculation of the reserve replacement ratio as of June 30, 2008. In order to provide full and clear disclosure to investors regarding the basis for this ratio, please revise your disclosures to address the following items:

- Describe how the ratio is calculated. We would expect the information used to calculate this ratio to be derived directly from the line items disclosed in the reconciliation of beginning and ending proved reserve quantities, which is required to be disclosed by paragraph 11 of SFAS 69.

- Identify the status of the proved reserves that have been added (e.g., proved developed versus proved undeveloped). We do not believe it is appropriate to calculate this ratio using:
  - non-proved reserve quantities, or
  - proved reserve additions that include both proved reserve additions attributable to consolidated entities and investments accounted for using the equity method.

- Identify the reasons why proved reserves were added.
  - The reconciliation of beginning and ending proved reserves, referred to above, includes several line items that could be identified as potential sources of proved reserve additions. Explain to investors the nature of the reserve additions, and whether or not the historical sources of reserve additions are expected to continue, and the extent to which external factors outside of managements' control impact the amount of reserve additions from that source from period to period.

- Explain the nature of and the extent to which uncertainties still exist with respect to newly discovered reserves, including, but not limited to regulatory approval, changes in oil and gas prices, and the availability of additional development capital and the installation of additional infrastructure.

- Indicate the time horizon of when the reserve additions are expected to be produced to provide investors a better understanding of when these reserve additions could ultimately be converted to cash inflows.

- Disclose how management uses this measure.

- Disclose the limitations of this measure.

9. In this regard, address whether the 57% replacement ratio constitutes a trend which you anticipate will continue. As part of this discussion, indicate the replacement ratio for the two prior fiscal years.

Financial Statements

Note 8 – Derivative Financial Instruments, page 57

10.   We note the table presented on page 59 detailing the changes in accumulated
        other comprehensive income attributed to hedging activities. Please revise your
        disclosure as appropriate to include the amounts reclassified to the income
        statement throughout the periods presented as required by paragraph 47 of SFAS
        133.

11.   On a similar matter, please expand your disclosure to provide the amounts
        expected to be reclassified within the next 12 months as required by paragraph
        45(b)(2) of SFAS 133.

Definitive Proxy Statement on Schedule 14A

Information About Executive Officers, page 23

12.   Provide for Messrs. Menown and Nelson a complete five year business history
        that identifies all positions held during the period and specifies when such
        positions were held, as required under Item 401(e) of Regulation S-K.

Compensation Program and Philosophy, page 25

13.   Please disclose whether the Remuneration Committee provides any instructions to
        Cogent Compensation Partners regarding the performance of its outside
        consultant services.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director